FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated August 31, 2016

TRANSLATION
Autonomous City of Buenos Aires, August 31, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Acquisition of Assets of EOGI International Inc. in Argentina

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, please be advised that, as of today's date, YPF S.A. entered into an agreement with EOGI International Inc. and EOGI International Company for the acquisition of their operations in Argentina, by purchasing 100% of the capital of EOG Resources Netherlands B.V., a Dutch company, which owns equity in other companies holding exploratory assets in Argentina in the Neuquén province (43.2% in the Bajo del Toro and Cerro Avispa areas). YPF S.A. already holds 46.8% of and operates in these areas.

The transaction price is U.S.$4,000,000 (four million U.S. dollars), including working capital, which may be reduced as part of the price adjustment procedure as provided in the share purchase agreement.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: August 31, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer